EXHIBIT 99.1

For Immediate Release	Date: April 26, 2018
18-20-TR

Teck Reports 2017 Sustainability Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has released its 17th annual Sustainability Report, covering the company’s performance in 2017 and progress towards its short-term sustainability goals set for 2020.
“At Teck, we make sustainability a part of everything we do, because we know that responsible mining and mineral development is not only the right thing to do, it is fundamental to our current and future success,” said Don Lindsay, President and CEO. “In 2017, we were able to advance our work in sustainability and achieve strong business results, thanks to the hard work and dedication of our employees.”
Teck’s approach to responsible resource development is guided by a sustainability strategy, which sets out a vision as well as short- and long-term goals in six areas of focus: Community, Our People, Water, Energy and Climate Change, Air, and Biodiversity.
“We are on track in advancing, and ultimately achieving, all of our 2020 sustainability goals,” said Marcia Smith, Senior Vice President, Sustainability and External Affairs. “Guided by our sustainability strategy, we are improving our performance, including meeting our 2020 greenhouse gas emission reduction goal early, using water responsibly, and strengthening our relationships with Indigenous Peoples.”
2017 sustainability performance highlights included:
•	Met our 2020 greenhouse gas emission reduction goal early, with total reductions of 281 kilotonnes of CO2e emissions since 2011.
•	Continued our focus on diversity and inclusion, with women making up 29% of total hires in 2017 and 17% of total workforce, up from 15% in 2016.
•	Agreements with Indigenous communities in place at 100% of our mining operations within or adjacent to Indigenous Peoples’ territories, and we are finalizing agreements for each of our major projects.
•
$138 million spent with Indigenous-owned businesses across our operations, which includes a 48% increase in procurement from Indigenous-owned businesses for our steelmaking coal and Highland Valley Copper operations over the past three years.

•	Released a new Water Policy that commits Teck to apply consistently strong and transparent water governance, and sustainable water use.
•	Recycled and reused water an average of four times at our mining operations and have reduced new water use by 11% since 2013.

•	Teck’s Cardinal River, Greenhills and Trail operations each received the 2017 Towards Sustainable Mining Leadership Award from the Mining Association of Canada.

In 2017, Teck was named to the Dow Jones Sustainability World Index (DJSI) for the eighth consecutive year and the Best 50 list by Corporate Knights for the eleventh consecutive year.
Teck’s full Sustainability Report is available at www.teck.com/responsibility.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com